

June 4, 2012

Via E-mail
Mr. Francis I. Perier, Jr.
Executive Vice President – Finance and Administration and
  Chief Financial Officer
Forest Laboratories, Inc.
909 Third Avenue
New York, New York   10022-4731

Re: Forest Laboratories, Inc.
       Form 10-K for the Fiscal Year Ended March 31, 2011
       Filed May 27, 2011
       Form 10-Q for the Quarterly Period Ended December 31, 2011
       Filed February 9, 2012
       File No. 001-05438

Dear Mr. Perier:

We have reviewed your May 8, 2012 response to our April 19, 2012 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended March 31, 2011

Principal Products, page 14

1. We note your response to our prior comment 1 and that you assert you do not believe you need to disclose a range of royalty rates and aggregate upfront payments and milestones for your Product Line Agreements. As we stated previously, we deem the aggregate upfront payments and milestone payments received and the aggregate milestone payments that may be received in the future and information about royalty rates within a 10% range of the actual royalty rates to be material information to investors. Additionally, this information is not the same information for which we previously granted you confidential treatment. Since you have already filed your 2012 Form 10-K,

please amend your 10-K to include the following information regarding Lexapro and Namenda:

- aggregate upfront and milestone payments received or paid to date;
- additional potential aggregate milestones that may be received or paid in the future; and
- Royalty rates expressed as a range within ten percent (i.e. single digits, teens, twenties, etc…).

Form 10-Q for the Quarterly Period Ended September 30, 2011

Notes to Condensed Consolidated Financial Statements
Note 12: Business Combinations, page 16

2. We acknowledge your response to our previous comment 3. Your decision to discontinue development of apadenoson in March 2012 is not necessarily indicative of it having zero value upon acquisition of Clinical Data in April 2011. To assist us in assessing your accounting relating to apadenoson, please address the following questions:
   - Please provide us a chronology of the events leading to your decision to discontinue development starting with your initial assessment during due diligence for the acquisition of Clinical Data. In your response also address the following for us:
     - Provide us your initial assessment of the project during your due diligence. Tell us its status at that time, your consideration for assigning a value to it and the extent to which its value was discussed in negotiating the value of consideration to be conveyed to the sellers of Clinical Data.
     - Tell us when you determined that apadenoson could be launched commercially in 2014. If other than during your acquisition due diligence, please tell us your original expectation and when and how it changed.
     - Although you state in Note 12 to your notes to condensed consolidated financial statements included in your Form 10-Q for the quarterly period ended June 30, 2011 that the amounts are provisional and subject to change, you did not disclose the specifics as required by ASC 850-10-50-6. Please confirm to us that your initial accounting for the project was complete when you filed your Form 10-Q for the quarterly period ended June 30, 2011 and that your financial statements included in that Form 10-Q thus reflected a completed valuation analysis that resulted in assigning it a zero value. Otherwise, tell us why the accounting was not complete for the project and the dates, events and information that led to completing the accounting for it.
   - Please confirm that Clinical Data had eight separate Phase III trials active at your acquisition date. In addition, please tell us whether any Phase III trials were completed at that date, whether any completed Phase III trials were successfully completed and when each of the Phase III trials was initiated.
   - Provide us a schedule of research and development expense amounts incurred for the development of apadenoson on a quarterly basis from the time you acquired it until its discontinuance in March 2012.

- Please support your business decision for continuing to develop apadenoson when you assigned no fair value to it. In your response, please also elaborate on the inputs used to determine a zero value by, at a minimum:
  - Telling us what the discount rate identified in the first paragraph of your response to comment 3 represents and clarifying whether that rate is a risk-adjusted rate or whether you separately adjusted the forecasted cash flows in your analysis by a rate commensurate with the risk of failing to gain regulatory approval and then applied the stated discount rate. If the latter, please describe for us the nature and extent of your adjustment(s) to forecasted cash flows.
  - Explaining why the positive cash flows expected to be generated from sales peaking at the amount identified in the first paragraph of your response to comment 3, when adjusted for reasonable costs of sales commensurate with your historical gross margins are not sufficient to offset the amount of additional research and development expenses you expected to incur to gain regulatory approval and launch the product in 2014.

Please contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Mark Brunhofer, Accounting Reviewer, at (202) 551-3638, if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Johnny Gharib, Staff Attorney, at (202) 551-3170 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant